Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

   Item 6: Activities of Service Providers

   a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

   ☒ Yes   ☐ No

   If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

   Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPM-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPM-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPM-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPM-X ("Aggregated Data"). Aggregated Data includes JPM-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPM-X historical data or some subset of JPM-X historical data. Aggregated Data sourced only from JPM-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS prepares, and makes available online, a monthly summary of JPM-X activity that includes aggregate statistics such as the average trade size for each order flow type described in response to Part III, Item 13(a)); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPM-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics

(regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPM-X. Shared workforce members with some level of access to confidential trading information on JPM-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with (i) the operations and support of JPM-X; (ii) JPMS' risk management and compliance with applicable law in operating JPM-X; (iii) assisting clients, senior management, and business units that send orders to JPM-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPM-X. In particular, as detailed below, limited groups of shared workforce members have access to all real-time and historical data in JPM-X (1), and limited groups of shared workforce members have access to all historical data from JPM-X (2). Separately, there are groups of shared workforce members that have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X to perform their respective responsibilities (3). Shared workforce members authorized to access confidential trading information in connection with the responsibilities noted below are prohibited from using confidential trading information for purposes other than those described below.

Shared workforce members may be employed by (i) JPMS; (ii) an affiliate listed in Part II, Item 2; or (iii) a non-securities trading JPMS affiliate. References below to "affiliates worldwide" generally include an affiliate listed in Part II, Item 2, e.g., JPMorgan Chase Bank, National Association ("JPMCB"). While some individual shared workforce members may be employed by a JPMS affiliate listed in Part II, Item 2, only those shared workforce members described below as having trading responsibilities may in fact enter or direct the entry of Firm/Conditional Orders that ultimately access JPM-X. For example, those JPMCB-employed shared workforce members outlined in Section 1(b) below have access to certain confidential trading information but do not engage in trading activity while those JPMCB-employed shared workforce members outlined in Section 3(e) below have access to certain confidential trading information and can engage in trading activity. As noted above and in Part II, Item 7(a), shared workforce members with access to confidential trading information,

including those employed by a JPMS affiliate listed in Part II, Item 2, have such access to the extent they have a need to know such information to perform their respective responsibilities and are prohibited from unauthorized or improper use of such information, e.g., front-running client orders.

(1) The following groups have access to all real-time and all historical data in JPM-X for the purposes described below:

a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of JPMS' smart order routing technology (the "SOR") and JPMS' alternative trading systems, including JPM-X, who can access the JPM-X order book, which includes all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JPM-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

b) Personnel in technology groups (workforce members of JPMS affiliates worldwide) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPM-X relies, can access real-time and historical data regarding orders and executions that occur in JPM-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2) The following groups have access to all historical data from JPM-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPM-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPM-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Compliance and Operational Risk,

Business Control Management , and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPM-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory requests; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPM-X Subscribers, and can access real-time and historical data regarding subsets of orders and executions that occur in JPM-X so they can field inquiries from clients regarding orders routed to JPM-X by or on behalf of the clients;

b) ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPM-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol) so they can appropriately supervise and manage the ECS Liquidity Product Specialists, ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups;

c) Personnel in the equities Analytics, Automation, and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS and its affiliates worldwide), who can access real-time and/or historical data regarding JPM-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models; (ii) the Analytics, Automation, and Optimization quantitative research group to, e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management

(described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e) Business unit sales and trading personnel who ~~route~~are responsible for Firm/Conditional Orders routed to JPM-X via the algorithms/SOR or directly to JPM-X ~~for execution~~ (workforce members of JPMS and its affiliates worldwide), ~~who~~ can access real-time and historical data regarding orders and executions that occur in JPM-X regarding only that business unit's or a subset of that business unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPM-X, or provide technical support for related trading applications; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPM-X.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Lucera, a third-party connectivity provider, is described in Part III, Item 6; Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPM-X matching system is located, as described in Part III, Item 6; and Redline, a market data provider, is described in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPM-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPM-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who are Subscribers of JPM-X also own an interest in Redline's affiliate.

d.   If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 19: Fees

a.   Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

JPMS charges unbundled subscription fees for JPM-X to Subscribers that access JPM-X by routing to it or the SOR directly. Such fees can take the form of either a fixed fee or a volume-based fee (with a floor of $0/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. In addition, a Subscriber that accesses JPM-X by routing to it directly may be charged a volume-based monthly connectivity fee. The amount of the connectivity fee, if applied, can range between $0 and $300 per FIX session and is dependent on whether the volume of shares executed by the Subscriber via direct routes to JPM-X is above or below a fixed share volume threshold per session for the Subscriber. The share volume threshold may vary by Subscriber. Variables that impact the amount of the above fees and the share volume threshold include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.

JPM-X is assessed Consolidated Audit Trail (CAT) regulatory fees in connection with trading on JPM-X. With the exception of certain principal transactions noted below, JPM-X is the CAT executing broker on both buy and sell tape reported transaction reports and may pass through the assessed CAT regulatory fees to the Subscribers associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Separately, where a FINRA-registered broker-dealer Subscriber trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.

b.   Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers,

and range of fees.

JPMS individually negotiates fees and charges with clients that use multiple JPMS order handling and execution services, which include algorithmic trading strategies, the SOR, research, prime brokerage, high-touch trading, and/or program trading. Such clients include those that access JPM-X via the algorithms/SOR. These fees and charges necessarily vary across clients based on the products and services provided to them by JPMS and can take the form of a Cost+ fee (including a volume-based or flat fee commission) or an All-In fee (negotiated at an overall client-level). The availability of these fee types is not limited by client type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.

~~As the CAT executing broker on both buy and sell tape-reported transaction reports, JPM-X may pass through the assessed CAT regulatory fees to Cost+ fee-Subscribers (but not All-In fee-Subscribers) associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Cost+ fee-Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Where a FINRA-registered broker-dealer Subscriber (whether Cost+ or All-In) trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.~~

c.   Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

JPMS does not offer rebates for the use of JPM-X. JPMS individually negotiates fees and charges, which may be bundled as described above in response to Part III, Item 19(b), resulting in fees and charges that may vary across Subscribers.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 1/30/2026 3:42:44 PM	
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Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/109215625/1	
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